Part I

Alternative 3

Item 1: Description of Business

Utopia Trading, Inc. was incorporated in the state of Georgia on October 6, 1998. The fiscal year end for the Company is December 1999. Utopia Trading, Inc. has not declared bankruptcy since its inception and has no plans to. Utopia Trading, Inc. has not taken part in any mergers, consolidations, purchases or sales of significant amounts of assets unrelated to the ordinary course of business.

Utopia Trading, Inc., hereinafter may be referred to as the Company or we or us, is a leading provider of a complete solution that enables colleges and universities to deliver an online campus and courses over the Internet. Our integrated software and services allow colleges and universities to out-source the creation, launch, management and support of a comprehensive online campus and courses. We have two offerings, our paid Internet course offering where: we typically create and deliver a complete online campus, including faculty and administration training, in 60 business days and our advertising supported option. We charge our customers an initial online campus and course development fee, an additional development fee for each incremental online course, and a per student fee for each enrollment in an online course. Our comprehensive solution allows colleges and universities to reach a large number of additional students and enables students to participate in courses at convenient times and from a variety of geographic locations. We also offer a no-cost offering where we provide similar services as our paid web courses except we advertise throughout the students course site. As of January 5, 2000, we had 2 contracts and 2 license agreements covering 118 individual campuses. Student enrollments per year at these campuses are approximately 500,000. 1 of our contracts and both of our license agreements are directly with schools, while the second contract is with the National Association For Equal Opportunity in higher education. This organization represents 118 small and medium-size colleges throughout the United States. During the spring 1999 term, our customers had approximately 1,000 student enrollments in online courses provided by us.

The market for higher education is large and growing. The U.S. Department of Education estimates that more than $200 billion is spent annually in the higher education market and that more than 14.5 million students were enrolled in colleges and universities in 1998. We believe that a growing demand for skilled labor, a larger population of potential students and the economic value of post-secondary education to students will continue to drive demand for higher education over the next decade. Moreover, a change in demographics has resulted in a greater percentage of older students. International Data Corporation estimated that for 1996, adults over 24 years of age comprised approximately 6.2 million, or 43.5%, of the students enrolled in higher education programs. The U.S. Bureau of Census estimates that approximately 75% of students over the age of 24 work while attending school. This growing population of older students has caused colleges and universities to alter their approach to traditional education to meet the different needs of this population.

The Internets open architecture, universal accessibility and real-time interactive nature make it a natural platform for distance education. Accordingly, online learning has become one of the fastest growing segments of the education marketplace. International Data Corporation estimated that the number of Web users worldwide would exceed 95 million by the end of 1998 and will grow to over 320 million by the end of 2002. Online learning allows students to participate in courses at times that are convenient for them and from a variety of geographic locations, including satellite campuses or their own homes. Colleges and universities are experiencing increased demand for online learning and are increasingly recognizing that online learning allows them to reach more students, presenting additional revenue opportunities. International Data Corporation also estimates that approximately 85% of higher education institutions will offer distance learning courses by 2002 and that the number of students taking such courses will increase by more than 30% per year through 2002.

Despite this projected growth, colleges and universities face several challenges in delivering high quality online courses. Effective online learning requires that students receive a learning experience of comparable quality, content and student/faculty interaction to an on-campus education. A college or university may attempt to develop an online education solution internally, creating its own software or purchasing software components from a vendor. However, we believe that many colleges and universities have found internally developed solutions to be time-consuming, expensive and difficult to implement. As a result, a growing number of colleges and universities are outsourcing the development and maintenance of their online campus and courses.

The Utopia Trading, Inc. Solution

Our solution is designed to meet the online learning needs of colleges and universities and their students. The Utopia Trading, Inc. solution has the following key elements:

Comprehensive Services. We provide a comprehensive suite of services, including design, development, management and hosting of online campuses and courses, as well as ongoing customer support. Our account service representatives work with college and university administrators to design a unique online campus which replicates key services of a physical campus, including admissions, registration, bookstore, library, academic advising, career counseling, student union, bursars office and financial aid services. We also provide ongoing service and training to our customers through a technical support staff and an online help desk. We host the online campus on our reliable infrastructure, achieving nearly 100% uptime. We believe our integrated software and services offer the most comprehensive solution to colleges and universities seeking to outsource the development, delivery and maintenance of their online campus and courses.

Rapid, Cost-Effective Development of Online Campuses. We can build an online campus for a college or university, typically within 60 business days. Our initial development fee of $30,000 includes the online campus and ten courses. We believe most colleges and universities would incur substantially greater costs to develop a comparable solution internally.

Easy Online Course Development. We work with faculty members to convert courses into effective Web presentations using an array of course design tools and support services. Our automated, user-friendly authoring tools enable faculty, with little or no programming experience, to easily develop and update their courses through a standard Web browser. We believe that ease of use by the faculty and the availability of our technical support services are critical to achieving faculty acceptance of our solution.

Easy to Use, Online Learning Environment. The customized online campuses and courses are easy for students and faculty to use. A student can access our system with a Pentium 75 megahertz computer with a 28.8 kilobits-per-second modem and a standard Web browser. The online campus includes easily navigable screens, as well as highly customizable courses and student services. Our system allows the use of rich multimedia content, including video and audio clips, and a variety of interactive learning tools. Our high capacity, fully- redundant infrastructure helps to ensure availability of the online campus and convenient "anytime/anywhere" delivery of courses. Our customer support personnel are available 24 hours a day, seven days a week.

Standard, Scaleable Technology. We integrate industry standard, open technology to provide a scaleable and reliable delivery system. We have made significant investments in our infrastructure and technical support to ensure the reliability and scalability of our solution. We utilize redundant high bandwidth network connections and clustered servers, fault-tolerant storage technology and load distribution capabilities to increase the reliability and availability of our systems and services.

Growth Strategy

Our objective is to become the leading provider of outsourced online learning solutions for colleges and universities and for providers of continuing education and corporate training worldwide. The key elements of our growth strategy are :

Add Additional Colleges and Universities. Using a focused regional approach and co-branding approach; our sales force is now actively targeting more than 3,000 colleges and universities. We are also increasing our marketing efforts, including increased print and online media advertising and greater participation in trade shows and executive speaking engagements. We believe our co-branding efforts, focused regional approach and an increased marketing effort will enable us to further penetrate the higher education market.

Increase Course Offerings and Enrollments with Existing Customers. Once we build an online campus, our customers can easily develop additional courses with minimal assistance and investment. To facilitate the development of additional courses, we work with faculty on an ongoing basis, providing instructional design coordinators for one-on-one training and dedicated course developers for website design and development assistance. To further increase enrollments, we assist our customers with the marketing and promotion of their online learning programs.

Further Develop Relationships with Existing Customers. We seek to build long-term relationships with colleges and universities and their faculties so that the online campus becomes an important extension of the college or university. We invest heavily in course development personnel and technology and work closely with faculty to ensure easy-to-implement, high quality courses. Our account service representatives are available to assist faculty and administrators on an ongoing basis. To further develop the relationships with our customers` faculty, we recently developed a faculty support division which includes a website focused on faculty issues relating to online learning. We believe that development of long-term relationships with our customers will help us to penetrate additional departments within the college or university, and will create a strong barrier to exit.

Enter New Markets. We currently focus on North American colleges and universities, but also intend to offer our integrated software and services to the continuing education and corporate training markets. Accordingly, we are actively marketing to selected continuing education providers, corporate training companies and trade and professional associations. We also intend to expand into selected international markets.

Utopia Trading, Inc. customers

We target more than 3,000 colleges and universities in the United States and Canada. We first began delivering courses in 1999 to Morris Brown College. Our management team and sales force have significant experience in the education industry, which we believe will continue to be a key factor in our ability to increase our customer base. Our current customers include: Morris Brown College, Morehouse College, Charles Drew University, and the National Association for Equal Opportunity in Higher Education.
Contact Office or Person	Client
Physics Department	Morehouse College:	404-614-6036
Office of the Dean	Charles Drew University:	323-563-4951
Biology Department	Morris Brown College:	404-273-6812
C.E.O.	N.A.F.E.O.	301-555-1212

Utopia Trading, Inc. Northstar Networks is made up of three categories of tools: faculty, student, and university. Each category has scaleable dynamic applications within:

  Our faculty "E-Class Custom App" is a service where professors dial up a programmer and have a custom designed web application, known as an Applet, designed specifically for their web course. In effect turning hundreds of faculty into a virtual R & D staff.

  For Example: A teacher wants a dynamic course assignment list on their E-Class Site. The teacher contacts his or her assigned programmer, the Applet is developed and then replicated throughout the entire Northstar Networks.

  Our student "Virtual Internet Network System" represents a revenue partnership with MyDocsOnline, an Internet File Storage company, where MyDocsOnline provides its services free to student members of the Northstar Networks.

  For Example: A student is working on a 3MB assignment. The paper will not fit on a floppy so the student uses the Northstar Networks and uploads the file for safe Internet storage.

  Our faculty "E-Class 101" consists of three basic Applets a full HTML content site, a discussion forum, and multi-media support.

  For Example: A teacher requests an E-Class 101. Upon completion of request a student can access all syllabi, office hours and any other relevant course information, discuss the particulars of any assignments with other students, and submit all completed work over the web to a teacher.

  Our faculty "E-Class 102" builds on the functionality of E-Class 101 while adding our multi-media Applets: Online archiving of video courses and class notes.

  For Example: A student misses a lecture, logs onto the Northstar Networks and can view the lecture he or she missed.

  Our "Northstar Summit" is our IP-Telephony based communication network. This network allows all member colleges of the Northstar Networks to access each other via the site.

  For Example: A faculty advisor at Russ College in Minnesota wants to contact a faculty member at Philander-Smith College in Arkansas; via the Northstar Networks the teacher accesses the personal profile and contacts the individual using IP-telephony.

  Our "Northstar Site Builder" allows students and student organizations to develop their own personalized web site with limited Applet functionality.

  For Example: A student chapter of the American Institute of Chemical Engineers wants to develop a web site with advanced capabilities. The student president accesses our Site builder software and develops and integrates the site into Northstar.

  Our student "Virtual Plan Master" represents an online calendar and day planner that is accessible to all students.

  For Example: A student has to schedule a study session with four group members, the student makes his or her schedule public and the individual group members block out a specific time to meet.

  Our student "Virtual Web Share" represents an online file sharing system that is accessible to students via customizable groups.

  For Example: A student wants to work on the same file with four members of a student group. They exchange and work on the file separately and simultaneously via the Northstar Networks.

Depiction of components of Utopia Trading, Inc. Northstar Networks:

Northstar Networks

Students/Faculty/Administrators

Web Browser

Northstar Networks

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* Welcome Page * Technical Requirements

* Course Catalog * Registration

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Restricted Access:

Password Required

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Northstar Networks E-Classes

* Personal Homepage

* Message Center

* Multimedia Support

* Class Email

* Testing Functions

* Learning Tools

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Below are examples of Northstar Networks for Morris Brown College and Morehouse College.

[Picture of web page from the online campus of Morris Brown College.]

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[Picture of web page from the online campus of Morehouse College.]

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Northstar Networks E-Class. After entering the password protected E-Class, an individual views a customized personal homepage. This page is unique for each student, faculty member or administrator and offers access to several features and services, including add/drop functions, and personal emails. The personal homepage also lists each course in which a student is currently enrolled and provides an online tutorial. The Northstar Networks E-Class presents course material online with features that enable faculty to track and manage student progression through a course. The Northstar Networks E-Class also emphasizes student-to-faculty and student-to-student communication. Faculty members may use a variety of online teaching tools to conduct courses. Within the Northstar Networks E-Class, faculty members can create, administer and score a variety of types of exams. Faculty members are also able to incorporate multimedia capabilities to enhance presentations.

E-Class Manager. Our course developers use the E-Class Manager to build online courses and materials. The E-Class Manager also provides faculty with an organized format to display content while offering design flexibility in the use of communications and assessment tools in their courses. After minimal training, faculty can use the E-Class Manager to create and update their own course material in real time. This functionality encourages faculty to continually improve and update their courses, leading to better quality courses and materials for students.

Administrative Reports. The Administrative Reports capture and display student information for college and university officials and administrators. Our customers can sort information by class code, student name, city or state or the registrant`s Internet provider. Further, the Administrative Reports maintain faculty and student evaluations and offer the ability to broadcast email messages to any group, based on enrollment classifications, demographics or other characteristics.

Additional Utopia Trading, Inc. support and services

We support the development of the online campus and courses with account service representatives, course developers, instructional design consultants and a help desk. We believe that providing attentive service is a key competitive advantage and will be an important factor in achieving market acceptance and maintaining long-term relationships with colleges and universities.

Account service representatives. Account service representatives facilitate the efficient development and growth of the online campus, frequently consult with college and university administrators and serve as a point of contact for all services. The account service representatives gather information regarding the distinctive character and preferences of each college or university and serve as a liaison to our design and technology teams. After the online campus is built, the account service representatives assist the customer with ongoing maintenance issues and manage all aspects of our relationship with the college or university.

Course developers. Our course developers help faculty build online courses using content provided by faculty. Course developers input the content into the Course Manager to build an online course to the faculty member`s specifications.

Instructional design consultants. Our instructional design consultants train faculty, provide written and multimedia resources and work individually with faculty to help them present their material in an attractive online format. In addition, they consult with faculty and our research and technology teams to generate ideas for improving our course delivery system.

Help desk. Our help desk provides technical support to students and faculty using Utopia Trading, Inc. Northstar Networks. The help desk is available through email 24 hours a day, seven days a week. The response time for email inquiries varies from 4 hours to 12 hours. Our help desk is manned by Quixote Atkins.

  Description of how the company produces or provides our products and services and how and when we intend to carry out these activities.

Marketing of services

Sales. We target more than 3,000 colleges and universities in the United States and Canada. We have a sales force of 3 individuals, most with a background in education and/or technology. Our sales force covers 27 regions throughout the entire continental United States and Canada. The sales teams responsibilities, assignments and objectives include:

. working with our marketing department team to develop awareness of our services throughout the higher educational community;

. developing the initial business relationship with the roughly 100 colleges and universities in their region; and

. broadening the business relationship by working with additional departments in a given college or university.

The sales process is based on leads generated by inquiries to the website and through attendance at conferences or trade shows. After a lead is generated, a sales person qualifies each prospect. We typically give each prospect access to a demonstration course and make an appointment for a presentation. Each presentation includes an online demonstration of our system. Subsequent presentations may be scheduled with faculty and other interested parties. Once a contract is signed, we begin implementation of the online campus.

We are also pursuing opportunities in the continuing education and corporate training markets. We recently assigned one individual to focus on continuing education, corporate training and trade association customers and prospects. This corporate sales managers respond to inquiries from customers and prospects, work with our marketing department to increase awareness of our services and proactively develop relationships with additional providers of continuing education and corporate training.

Marketing. We market our solution through a combination of print and online media advertising, trade shows and direct marketing to promote our services to colleges and universities. Our website has been designed as our primary marketing communications tool, incorporating a demonstration of the Northstar Networks, information on industry trends, market research, webcasts from industry experts, and other important events in online learning. We continue to strengthen our brand identity by participating in trade shows, conferences and executive speaking engagements. Finally, we hold online learning symposiums to build market awareness and identify qualified prospects.

We market to students through our website, which highlights the benefits of online learning and provides students with information on online higher education alternatives. We intend to continue to develop our website for students as an important source for their online learning needs.

We provide our customers with additional marketing support to drive enrollment of online students, including:

. pamphlets distributed on campus;

. international promotion and recruitment; and

. awareness of advanced degree, continuing education and corporate training alternatives.

Technology

Our technology strategy is to employ the best available software on stable and scaleable platforms. Utopia Trading, Inc. Northstar Networks consists of widely known off-the-shelf components combined to create a proprietary architecture. We use Microsoft NT 4.0 as our operating system for both our development and production environments. Our course content storage architecture is based on Microsoft SQL Server, version 6.0. Our webserver component, as well as our authentication systems, are provided by the Microsoft Commercial Internet System. The proprietary elements of Utopia Trading, Inc. Northstar Networks are based on a combination of Microsoft programming languages, including Visual Basic, Active Server Pages and Web Classes. Utopia Trading, Inc. Northstar Networks is load balanced using Microsoft`s Windows Load Balancing Services, resulting in a scaleable delivery system.

Utopia Trading, Inc. Northstar Networks is delivered from a centralized webserver to our customers. We have made a substantial investment in fault-detection, fault-handling and general system uptime enhancements, resulting in a highly reliable Web hosting infrastructure. Our server hardware consists of DELL servers, using Intel microprocessors, typically configured with single processors and one half gigabyte of memory. All primary servers contain fault-tolerant disk storage solutions for added redundancy. Our database servers contain the latest clustering technology that leverages both DELL hardware and Microsoft software technologies for scalability and speed. Finally, we maintain sophisticated firewall technology to protect against security breaches and "hackers."

Our network engineering infrastructure generally follows a traditional single- location model. Currently, all of our primary servers are located at a facility in Atlanta, Georgia. This facility ensures us one megabyte connection to the Internet. Additionally, our bandwidth is scaleable to accommodate unforeseen spikes in user activity. Our current Internet backbone employs ADSL links from BellSouth.

We will voluntarily send an annual report to security holders, which will include audited financial statements at the end of each fiscal year.

Although our business model and the services we provide define our business, our software and our copyrights, service marks, trademarks, trade dress, trade secrets, proprietary technology and similar intellectual property are also very important to our success. We rely on a combination of trademark and copyright laws, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to protect our proprietary rights. We have applied for the registration of certain of our trademarks and service marks in the United States. In addition to our Internet domain name, we also license and may license in the future, certain of our proprietary rights, such as trademarks, technology or copyrighted material, to third parties. We must protect or intellectual property and proprietary rights. We do not currently possess any patents, trademarks, franchises, concessions, royalty agreements or labor contracts.

Research and development expenses consist primarily of personnel costs related to our product development efforts and assistance with content development. Research and development expenses for the last fiscal year were inconsequential. However, we intend to expend funds for research and development during this fiscal year. Research and development fees for the next fiscal year are expected to rise to $50,000. This increase is due to the hiring of additional research and development employees and will be paid for by revenue. Management believes that continued investment in research and development is essential to our future success.

As of October 28, 2000, we employed 4 people, our CEO, CFO, President/COO, and our lead tech developer. None of our employees is subject to any collective bargaining agreements, and we consider our relations with our employees to be good. We do not currently plan to offer any special incentive arrangements for our employees.

Over the next 12 months we expect to increase our staff by 3 developers on a contract basis whose major focus will to be enhance our application offerings for our teachers.

  Description of the market area in which the business competes

  DESCRIPTION OF HOW the Company EXPECTS TO compete

  the Companys principal competitors and their relative size and financial and market strengths

The online learning market is quickly evolving and is subject to rapid technological change with no single competitor accounting for a dominant market share. We believe that the principal competitive factors in our market include:

. the ability to provide an online solution meeting the needs of colleges,

universities and students;

. quality and performance of online learning solutions;

. service features such as adaptability, scalability and ability to integrate other technology-based products;

. quality of implementation and service teams;

. Company reputation; and

. pricing.

Our competitors vary in size and in the scope and breadth of the products and services they offer. Competition is most intense from colleges and universities internal information technology departments. Many colleges and universities construct online learning systems utilizing in-house personnel and creating their own software or purchasing software components from a vendor. We also face significant competition from a variety of companies including: (1) other companies which seek to offer a complete solution including software and services, (2) software companies with specific products for the college and university market, (3) systems integrators and (4) hardware vendors.

Other competitors in this market include a wide range of education and training providers. These companies- a sample of which are listed below- use video, cable, correspondence, CD-ROM, computer-based training, and online training.

Name	Market Share*	Price Ranking	Quality Ranking	General Comments
Northstar Networks	3%	Lowest price for software packages ($1,500-$10,000)	Uses 100s of faculty as R & D resource; new ideas and modifications implemented quickly.	Substantial Technological Resources, Strong marketing plan, limited financial resources. Established relationships with institutions
Blackboard Incorporated	6%	Highest price for software suites ($5000-$25,000)	Server suite merely an extension of free service	Major player with large financial resources, impressive staff credentials, and standard technology. The major force to be reckoned with.
The Mascot Network	<1%	Does not offer server software package.	Free software consists of widely available Internet technologies	Small regional player with limited staff and technological resources.
Jenzabar.com	<1%	Does not offer server software package.	Free software consists of widely available Internet technologies	Small player with a similar package as competitors. Currently have a limited number of personnel resources.

(*Market Share: Number of higher education institutions using their services as reported by each company divided by the number of higher education institutions in the country)

Our E-Class offering gives the Northstar Networks a major advantage over our competitors because it eliminates the necessity of programming knowledge to create web based educational content. All of our competitors offerings require a teacher to input and configure their courses over the web. This process requires some degree of web programming and familiarity with Internet applications. A professor who has taught fluid mechanics for thirty years is usually very reluctant to learning new technology. Our E-class allows this professor to use the power of the Internet by simply making a phone call. Due to the convenience of our system, many more professors and students will be able to benefit from our service.

Because, we totally remove technological barriers to implementing our service, teachers can build a large number of tools over the web. Custom applications provide a steady stream of new technological applications that we maintain the commercial rights. As a result, thousands of instructors provide us with a virtual Research and Development staff catered to the educational needs of students. This consistent stream of technological innovation is a valuable resource that provides us with a substantial long-term advantage over our competitors.

A fundamental element to our marketing strategy is the development of partnerships with national educational organizations. This helps us increase our customer base rapidly by leveraging the name recognition of an organization such as the NAFEO Northstar Network and capitalizing on their pre-established relationships. When a teacher is considering the various options for developing a web course, they are more likely to go with a name they know and trust. Blackboard Incorporated is our only competitor that has developed co-branding partnerships with national organizations.

We believe that the level of competition will continue to increase as current competitors increase the sophistication of their offerings and as new participants enter the market. Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do and may enter into strategic or commercial relationships with larger, more established and well-financed companies. Certain competitors may be able to secure alliances with customers and affiliates on more favorable terms, devote greater resources to marketing and promotional campaigns and devote substantially more resources to systems development than we can. In addition, new technologies and the expansion of existing technologies may increase the competitive pressures we face. Increased competition may result in reduced operating margins, as well as loss of market share and brand recognition. We may not be able to compete successfully against current and future competitors, and competitive pressures we face could have a material adverse effect on our business and financial results.

We do not know of any governmental agency that regulates our business, products, or licenses; however, there is a possibility that we may be subject to the Family Educational Rights and Privacy Act. Our violation of these statutes, or of any other law or regulation, could have a material adverse effect on our business and financial results. In addition, there are an increasing number of laws and regulations pertaining to the Internet. These laws and regulations relate to liability for information received from or transmitted over the Internet, online content regulation, user privacy, taxation and quality of products and services. Moreover, the applicability to the Internet of existing laws governing intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment, personal privacy and other issues is uncertain and developing. We cannot predict the impact, if any, that future regulation or regulatory changes may have on our business. In addition to laws and regulations of general application to the Internet, we may be subject to laws and regulations governing online providers of educational services. IMS, a coalition of corporate, academic and government organizations, was recently formed to develop technical standards for the online education industry. While we believe we are currently in compliance with the standards and regulations pronounced by the IMS coalition, we may not continue to be in compliance with such standards in the future, and we may not be able to meet any certification standards the IMS coalition may establish. Many colleges and universities are accredited by regional accreditation organizations whose approval may be required for the college or university to offer courses over the Internet. Any delay in, or failure to receive, such approval could limit or prevent a college or university from using our solution, which would adversely affect our financial results.

Item 2: Management`s Discussion and Analysis

  description of the Company`s cash flow or liquidity within the next 12 months description of how the proceeds from this offering and any other available funds satisfy the Companys cash requirements for the 12 month period after it receives the offering proceeds

For the period from January 1999 to December 1999 our gross profit was $14,696, our investment in property and equipment was $6,256, our net income was $5,121, and our expenses were $8,286. From January 2000 to September 2000 our gross profit was $10,195, our investment in property and equipment was $4,692, our net income was $8,156, and our expenses were $12,194. In 1998 the Company generated no significant revenue. We intend to continue to make investments in property and equipment, although we have no formal commitments to do so. Our cash and cash equivalents are at $28,343 as of September 28, 2000.

We believe that the net proceeds from the sale of the minimum 400,000 shares of common stock offered hereby, together with our current cash, cash equivalents and short-term investment balances and cash generated from operations, will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. We believe that the net proceeds from the sale of the maximum 1,000,000 shares of common stock offered hereby, together with our current cash, cash equivalents and short-term investment balances and cash generated from operations, will be sufficient to meet our working capital and capital expenditure requirements for at least the next 18 months. Our operating and investing activities may require us to obtain additional equity or debt financing. In addition, although there are no present understandings, commitments or agreements with respect to any acquisition of other businesses, products and technologies to consummate potential acquisitions, we may need additional equity or debt financing in the future. Without regard to this offering, management believes that cash on hand and other sources of liquidity at September 28, 2000 are sufficient to fund the Companys operations through at least January 5, 2002, albeit at significantly lower levels of activities.

  description of any note, loan, lease, or other indebtedness or financing arrangement requiring the Company to make payments for the next 12 months deescription of any Company trade payables more than 90 days old
  DESCRIPTION of any unsatisfied judgments, liens, or settlement obligations

  DESCRIPTION of any Companys financial statements that show losses from operations

  Description of any trends in the Companys historical operating results

  Description of any changes now occurring in the underlying economics of the Companys business which, in the opinion of Management, will have a significant impact upon the Companys results of operations within the next 12 months

The Company is not in default on any notes, loans, leases or other indebtedness or financing arrangement. The Company has no trade payables more than 90 days old. The Company is not subject to any unsatisfied judgments, liens, or settlement obligations. The Company is not currently incurring any losses from operations. There are no significant trends in the Companies historical results. We expect no significant changes in the underlying economics of the Companies business within the next 12 months. The proceeds from the minimum offering of 400,000 shares combined with our currently available funds will satisfy our cash requirements for the next 12 months. The proceeds from the maximum offering of 1,000,000 shares combined with our currently available funds will satisfy our cash requirements for the next 18 months.

Item 3: Description of Property

Our corporate headquarters are located in Atlanta, Georgia. The headquarters facility encompasses approximately 4,000 square feet and is leased until June, 2001. We believe that additional space can be obtained on commercially reasonable terms to meet future requirements.

We do not plan to acquire real estate assets for capital gain or for income in the future; this includes investments in real estate or interests in real estate, investments in real estate mortgages, or securities of or interests in persons primarily engaged in real estate activities.

Item 4: Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the security ownership of beneficial owners with more than five percent of our voting securities

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common Stock	Milford W. Greene 2335 Wilson Drive SW Atlanta, GA 30311	756,000 shares of common stock President	14%
Common Stock	Megnauth S. Lokenauth 638 McGill Place Atlanta, GA 30312	3,866,000 shares of common stock Chief Executive Officer	72%
Common Stock	Quixote D. Atkins 1359 Millstream Trail Lawrenceville, GA	378,000 shares of common stock Chief Financial Officer	7%

There are no outstanding or proposed arrangements which may result in a change in control of our company.

The following table sets forth the security ownership of the management of the company.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common Stock	Milford W. Greene 2335 Wilson Drive SW Atlanta, GA 30311	756,000 shares of common stock President	14%
Common Stock	Megnauth S. Lokenauth 638 McGill Place Atlanta, GA 30312	3,866,000 shares of common stock Chief Executive Officer	72%
Common Stock	Quixote D. Atkins 1359 Millstream Trail Lawrenceville, GA	378,000 shares of common stock Chief Financial Officer	7%

Item 5: Directors and Executive Officers, Promoter and Control Persons

The following table lists the directors of the company.
Name	Age	Position in company	Term	Term Served
Megnauth S. Lokenauth	26	Chief Executive Officer	June 2000- June 2001	5 months
Quixote D. Atkins	26	Chief Financial Officer	June 2000- June 2001	5 months

The following table lists the executive officers of the company.
Name	Age	Position in company
Megnauth S. Lokenauth	26	Chief Executive Officer
Milford W. Greene	60	President
Quixote D. Atkins	26	Chief Financial Officer

Each corporate executive officers` business experience is described below.

Megnauth S. Lokenauth............ 25 Chief Executive Officer

One Atlantic Center

1201 W. Peachtree Street

Suite 3145

Atlanta, Georgia 30309

404-222-8343

Megnauth Lokenauth founded Utopia Trading, Inc. in 1998 and serves as Chief Executive Officer. In the business arena Mr. Lokenauth is widely credited with the ability to define a problem, develop a solution, and successfully implement that solution through its completion. As Chief Executive Officer he overseas all operations of Utopia Trading, Inc. and the long-term strategic direction of the Company. Prior to Utopia Trading, Mr. Lokenauth has assisted companies such as NASA, MCI/Worldcom, EDS, Porsche Motor Cars, Burger King, Dupont and Air Liquide America Corporation with total implementation of web based solutions. Mr. Lokenauth has spoken at numerous technology conferences and at colleges and universities concerning the benefits of web based technology to education. Mr. Lokenauth earned a Bachelor`s of Science from Morehouse College and a Bachelor`s of Science from the Georgia Institute of Technology. As CEO, Mr. Lokenauth has spearheaded the successful negotiations with NAFEO which will increase our college and student base twenty-fold. Mr. Lokenauth is also a Company director.

Milford W. Greene........... 60 President and Chief Operating Officer

One Atlantic Center

1201 W. Peachtree Street

Suite 3145

Atlanta, Georgia 30309

404-222-8343

Dr. Milford Greene, President and Director of College & Government Relations, is a recognized leader in the field of educational technology, and particularly on the impact of technology at small institutions of higher learning. Dr. Greene`s responsibilities include college participation and governmental support. Money is a factor that often slows colleges from making technological investments; Dr. Greene`s 30+ years of experience in education helps secure needed governmental funding for colleges or universities to improve their technology through our service. He has headed educational development programs at Morehouse College, Morris Brown College, and the National Aeronautical and Space Administration. He has served on a number of national education committees and has formed close ties with administration and faculty at numerous colleges and universities domestic and international. Dr. Greene supports, our NAFEO initiative, our UNCF program and our overseas marketing plan. Dr. Greene is a graduate of Morehouse College and received his Doctorate from the Harvard University. Dr. Greene devotes 50% of his time to the Company.

Quixote D. Atkins............. 26 Chief Financial Officer

One Atlantic Center

1201 W. Peachtree Street

Suite 3145

Atlanta, Georgia 30309

404-222-8343

Quixote Atkins, Chief Financial Officer, has raised money for Rapid Link Telecommunications via ACTS, LLC, and has worked extensively for NASA AMES Research Center before joining eLearn.COM Data Systems. He previously implemented software based solutions at Ciber, Inc. NYSE (CBR). Mr. Atkins has established relationships with a number of national college organizations and has served in the organization of a number of events. In addition, he has launched successful marketing campaigns for a number of telecommunications carriers. Mr. Atkins graduated from Morehouse College with a Bachelor`s of Science and earned a Bachelor`s of Science in Mechanical Engineering and a Masters Degree in Industrial Engineering from Georgia Institute of Technology. Mr. Atkins is currently spearheading our outside funding efforts.

There are no familial relationships among the officers of the company.

Over the last five years there have been none of the below listed events involving the officers and directors of the company.

  Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

  Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

  Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and

  Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated

Item 6: Executive Compensation

The following summary compensation table details executive officer compensation for the fiscal year 1999.
Name and Principal position	Year	Salary($)	Bonus($)	Other Annual Compensation($)	Restricted Stock Awards(s) ($)	Securities Underlying Options/SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
CEO : Megnauth S. Lokenauth	1999	$6,000	$0.00	$0.00	$0.00	0	$0.00	$0.00
President Milford W. Greene	1999	$0.00	$0.00	$0.00	$0.00	0	$0.00	$0.00
Chief Financial Officer Quixote D Atkins	1999	$0.00	$0.00	$0.00	$0.00	0	$0.00	$0.00

The following summary compensation table details executive officer compensation for the fiscal year 2000.
Name and Principal position	Year	Salary($)	Bonus($)	Other Annual Compensation($)	Restricted Stock Awards(s) ($)	Securities Underlying Options/SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
CEO : Megnauth S. Lokenauth	2000	$21,500	$0.00	$0.00	$0.00	0	$0.00	$0.00
President Milford W. Greene	2000	$12,500	$0.00	$0.00	$0.00	0	$0.00	$0.00
Chief Financial Officer Quixote D Atkins	2000	$15,000	$0.00	$0.00	$0.00	0	$0.00	$0.00

There are no outstanding stock purchase agreements, stock options, warrants or rights on the Company`s common stock. The Company has no plans or commitments to issue or offer options in the future.

The company offers no long-term incentive plans to our executive officers.

There are currently two directors for the Company: Megnauth Samaroo Lokenauth and Quixote D. Atkins. The directors receive no compensation for their duties as board members. All directors are elected annually not using a voting trust or any other special agreement.

The Company has no special agreements to ensure that Officers, Directors, and key persons will remain with the Company and not compete with the Company if they leave.

Item 7: Certain Relationships and Related Transactions

The Company has not done any business with any Officer, Director, key person, or principal stockholder within the last two years. The Company is not doing any business with any Officer, Director, key person, or principal stockholder. The Company is not planing to do any business with any Officer, Director, key person, or principal stockholder. No Officer, Director, key person, or principal stockholder has guaranteed or co-signed any obligation for the Company.

There are no family relationships between any Officer, Director, key persons, or principal stockholders.

The company during the last two years, or over any proposed transactions, has not been a party, in which any of the following persons had or is to have a direct or indirect material interest.

  Any director or executive officer of the small business issuer;

  Any nominee for election as a director;

  Any security holder named in response to Item 403 (s228.403); and

  Any member of the immediate family (including spouse, parents, children, siblings, and in-laws) of any of the persons in paragraphs (a)(1), (2) or (3) of this Item.

The company has engaged in transactions with any promoters during the past five years.

Item 8: Description of Securities

The securities offered in this offering are common stock with no cumulative voting rights, special voting rights, preemptive rights to purchase any new issue of shares, preference as to dividends or interest, preference upon liquidation, anti-dilution rights, or other special rights or preferences. There are no restrictions to be imposed at the termination of this offering or currently in place in regards to the shares. The securities offered are not convertible and there are no resale restrictions on the stock.

There are no provisions in the charter or by-laws that would delay, defer or prevent a change in control of the small business issuer.

Part II

Item 1: Market Price of and Dividends on the Registrant`s Common Equity and Related Stock Matters

There is currently no public trading market for the company`s stock. None of the common equity is subject to outstanding options or warrants to purchase, or securities convertible into, common equity of the registrant.

Pursuant to rule 144 seventy seven thousand three hundred and twenty (77,320) shares of common stock could be sold or registered under the Securities Act for sale by security holders.

Common stock is the only class of equity currently outstanding with approximately 50 holders.

The Company does not have any plans or commitments to pay dividends on its or make distributions of its stock or redeem its outstanding securities in the future.

Item 2: Legal Proceedings

The Company, Company Officers, or Company directors are not a party to any material legal proceedings and no litigation has been threatened.

  PERSONAL INSOLVENCY OR MANAGEMENT IN A BUSINESS THAT WAS THE SUBJECT OF INSOLVENCY:

There have been no petitions for bankruptcy, receivership, or any similar insolvency proceedings filed by or against any Officer, Director or key person within the past five years. No Officer, Director, or key person was an executive officer, a director, or similar manager for any business entity that was the subject of a petition for bankruptcy, receivership, or similar insolvency preceding.

Criminal Proceedings

  CONVICTION OR PENDING CRIMINAL PROCEEDINGS OF PERSONNEL INFORMATION IS AS FOLLOWS:

There has been no Officer, Director, or key persons convicted in any criminal proceeding. No Officer, Director, or key person is the subject of any criminal proceeding.

Civil Proceedings

  INVOLVEMENT OR PENDING INVOLVEMENT OF ANY OFFICER, DIRECTOR, OR KEY PERSON IN ANY COURT ORDER, JUDGEMENT OR DECREE IN THE LAST FIVE YEARS:

There have been no Officer, Director, or key person that have been the subject of a court order, judgment or decree in the last five years related to his or her involvement in any type of business, securities, or banking activity. No Officer, Director, or key person is the subject of a pending court order, judgment or decree related to his or her involvement in any type of business, securities, or banking activity. No civil action has been threatened against any Officer, Director, or key person related to his or her involvement in any type of business, securities, or banking activity.

Administrative Proceedings

  government agency, administrative agency, or administrative court imposed an administrative finding, order, decree, or sanction against any Officer, Director, or key person in the last five years as a result of his or her involvement OR PENDING INVOLVEMENT in any type of business, securities, or banking activity:

There have been no Officer, Director, or key person that have been the subject of a finding by any government agency, administrative agency, or administrative court imposed administrative finding in the last five years related to his or her involvement in any type of business, securities, or banking activity. No Officer, Director, or key person that have been the subject of a any government agency, administrative agency, or administrative court imposed administrative finding pending related to his or her involvement in any type of business, securities, or banking activity.

Self-Regulatory Proceedings

  There are no outstanding sanctions against any Officer, Director, or key person in the last five years as a result of his or her involvement in any type of business, securities, or banking activity:

There have been no Officer, Director, or key person that has been the subject of a sanction imposed by any self-regulatory organization in the last five years related to his or her involvement in any type of business, securities, or banking activity. Nor any Officer, Director, or key person that is the subject of a pending sanction imposed by any self-regulatory organization.

Item 3: Changes in and Disagreements with Accountants

During the small business issuers two most recent fiscal years or any later interim period, the principal independent accountant has not resigned (or declined to stand for re-election) and was not dismissed. There have been no disagreement with or changes with our accountant.

Item 4: Recent Sales of Unregistered Securities

Megnauth S. Lokenauth paid $118,400.00 dollars for common stock in the company, the shares were issued on October 8th, 1998. There was no underwriter used in the transaction. Megnauth S. Lokenauth paid $15,000.00 in cash for his shares and $103,400.00 in services for his shares as described below.

Megnauth S. Lokenauth performed the following services.

  Software Development for the Northstar Network.

  Business Consulting in the development of the college contracts and the national contract.

  Technical Consulting in the purchasing and installation of all computer equipment.

This transaction occurred under section 4 of the Securities Act under which the company claimed exemption from registration because of this, that, and the third.

This offering has commenced with a valid offering date extending as far as September 29, 2001. The offering is open at present and in not being managed by an underwriter. The offering is for common stock in the company.

Item 5: Indemnification of Directors and Officers

No statute, charter provisions, by-laws contract or other arrangement insures or indemnifies a controlling person, director or officer of the Company or affects his or liability in any capacity.

Part III

At current there are no exhibits included in this form 10-SB.

Part F/S

Included financial statements

  Balance sheet

  Income and Retained Earnings

  Cash Flows

  Notes

__________________________________________________________________________________________________

Utopia Trading, Inc.
Balance Sheet
September 29, 2000

Assets

Current Assets:
Cash	$ 6,343
Accounts Receivable	$ 22,000

Total Current Assets	$ 28,343

Organizational Costs, Net	104,040

Total Assets	$ 132,383

Liabilities and Stockholders Equity

Current Liabilities:
Accrued Income Taxes Payable	$ 3,328

Stockholders Equity:
Common Stock, 5,400,000 shares authorized,
issued and outstanding, stated value $.00002	100
Paid in Capital	118,400
Retained Earnings	10,555

Total Stockholders Equity	129,055

Total Liabilities and Stockholders Equity	$ 132,383

_________________________________________________________________________________________________
Utopia Trading, Inc.
Statement of Income and Retained Earnings
For the Nine Months Ended September 29, 2000

Revenues	$ 22,389

Operating Costs and Expenses	12,194

Net Income before Provision for Income Tax	10,195

Income Tax Provision	2,039

Net Income	8,156

Retained Earnings at December 31, 1999	2,399

Retained Earnings at September 29, 2000	$ 10,555

_____________________________________________________________________________________________
Utopia Trading, Inc.
Statement of Cash Flows
For the Nine Months Ended September 29, 2000

Cash Flows from Operating Activities:
Net Income	$ 8,156
Adjustments to reconcile net income
to net cash provided by operating activities:
Amoritization Expense	9,460
Increase in Accounts Payable	(22,000)
Increase in Income Taxes Payable	2,039

Net Cash Used by Operating Activities	(2,345)

Decrease in Cash	(2,345)

Cash at December 31, 1999	8,688

Cash at September 29, 2000	$ 6,343

__________________________________________________________________________________________

Utopia Trading, Inc.

Notes to the Financial Statements

September 29, 2000

Note 1 : Summary of Significant Accounting Policies

Nature of Business : Utopia Trading Corporation (the Company) is a provider of integrated software and related services to colleges and universities. The software programs enable the colleges and universities to deliver academic courses, online, over the Internet.

The Company`s accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements. The Company is organized as a Georgia corporation.

Basis of Accounting : The financial statements are prepared on the accrual basis of accounting.

Estimates : The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management`s estimates. Actual results may differ from those estimates.

Income Taxes : Income taxes are provided for the tax effects of transactions reported in the financial statements. There are no differences in financial and tax reporting.

Note 2 : Commitments

The Company leases computer equipment under a non-cancelable operating lease. The future minimum lease payments under the non-cancelable lease totals $ 2,574 for the year 2000.

Note 3 : Income Tax Provision

The current income tax provision for the nine months ended September 29, 1999 is $ 2,039.

___________________________________________________________________________________